

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 12, 2010

<u>Via U.S. Mail</u>

Peter Dunn
President, Treasurer and Director
Empire Post Media, Inc.
280 South Beverly Drive, Suite 205
Beverly Hills, CA 90212

> **Re: Empire Post Media, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 16, 2009**
> **File No. 333-163782**

Dear Mr. Dunn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Provide your analysis of why Mr. Dunn should not be identified as a statutory underwriter in this offering.

2. Your financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Registration Statement

Cover Page

3. Please provide the name, address and telephone number of your agent for service and the approximate date of commencement of the proposed sale to the public.

4. Refer to footnote 2 of the Registration Fee table. The registration fee cannot be calculated in accordance with Rule 457(c) as there is no market for the common stock. Please revise the registration statement to recalculate the registration fee in accordance with the appropriate rule.

Prospectus

Outside Front Cover Page of the Prospectus

5. Please revise to disclose the selling security holder's net proceeds on both a per share basis and for the total amount of the offering. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 3

6. Revise the forepart of your summary to disclose your monthly burn rate and describe your material expenditures to date. Please also quantify your expected near term capital requirements and discuss your intended sources of funding.

7. Please revise your Prospectus Summary to provide a more complete picture of your company as it currently exists and your business strategy. You should include a brief description of the range of post-production services that you provide and/or intend to provide. Describe your services for 2D and 3D formats and provide additional disclosure as to how you intend to generate revenue by offering services on a "collateralized-deferred basis." Similarly revise your Description of Business section for consistency.

Empire, page 3

8. Refer to the second sentence of the first paragraph under this heading. Please advise us whether Empire is currently in the business of providing post-production services. If not, please revise your Summary and Description of Business sections to accurately describe your business as it currently exists and

clearly identify and deemphasize those items of your business plan which are aspirational.

The Offering, page 4

9. Reference is made to common stock outstanding after the offering of 12,000,000 shares. Please explain the reason for the decrease of 12,000,000 shares from the number shares outstanding before the offering as it is not apparent from disclosures contained elsewhere in your filing. Alternatively, you may revise the amount to correct the discrepancy.

Risk Factors, page 5

10. Please add a risk factor discussing the added costs of being a public company, including the difficulties and costs of establishing and maintaining acceptable internal controls over financial reporting and complying with the requirements under the Sarbanes-Oxley Act of 2002 given that you have only three part-time employees.

Empire's Principal Officer And Director May Not Be, page 6

11. Please provide quantitative information regarding the amount of time Mr. Dunn currently devotes to your company. Also, refer to the third sentence. Please clarify whether Mr. Dunn is willing and able to devote his full time to the company if the demands of the business so require.

Since Empire Anticipates Operating Expenses Will Increase, page 6

12. Please revise to quantify your anticipated short and long term capital needs.

Investing In Our Company May Result In An Immediate Loss, page 7

13. Please disclose the price the selling shareholder paid for the company's common stock. Similarly revise your disclosure in the Determination of Offering Price section on page 11.

If We Do Not Register Our Common Stock Under Section 12, page 10

14. Please disclose whether the company intends to register its common stock under Section 12 of the Securities Act of 1934. In addition, revise the first paragraph to make clear that as a 15(d) company you will also be required to comply with Rule 13e-3 and 13e-4 of the Exchange Act related to going private and tender offers.

Selling Security Holder, page 12

15. Please revise the table to indicate the nature of Mr. Dunn's position with the company.

16. Please explain or delete the first sentence of the second paragraph on page 12.

17. Refer to the third to last paragraph on page 12. Please revise to disclose whether the selling security holder is contractually obligated to suspend sales of his shares upon the occurrence of certain events. If not, please so state and clarify that the company has no enforceable mechanism in place to ensure that the selling security holder will suspend sales.

Anti-Takeover Provisions, page 16

18. Please describe briefly or cross-reference to a description in another part of the document any provisions of your articles of incorporation and bylaws that would have the effect of delaying, deferring or preventing a change in control of the company.

Interests of Named Experts and Counsel, page 16

19. Please revise the second to last paragraph on page 16 to clarify, if true, that William B. Barnett received 750,000 shares from the company in exchange for opining upon the legality of the shares offered in the registration statement. Briefly describe any other services which Mr. Barnett provided to the company in exchange for the shares. State the total dollar value of the shares that Mr. Barnett received.

General Overview, page 17

20. Please revise to provide an accurate disclosure of your Net Worth in the last sentence of the third paragraph under this heading. Also, explain what is meant by "Net Worth." Is it assets or some other measure?

Description of Business, page 17

21. Discuss the reason you believe companies will contract with you, as a middle-man, rather than directly with a post production company.

22. Revise throughout to reflect the aspirational nature of your plans. Refrain from stating that you will accomplish tasks or accept financing terms unless you have actually done so.

23. Refer to the second to last sentence of the first paragraph under this heading. Revise to describe the industry standard "rate card" and how the company will generate revenues from these fees for its services.

24. Refer to the second paragraph under this heading. Please advise us whether you currently have any agreements with sub-contractors to provide services. File any material agreements with your next amendment. If no such agreements exist, please so state and discuss any steps you have taken to enter into such agreements.

25. Refer to the third paragraph under this heading. Revise to clarify that it is your intent to collateralize your fees in the manner you describe. In addition, define the term "EPM" the first time it is used in the text.

26. Refer to the third sentence of the third paragraph under this heading. Please clarify that it is your belief that management's relationships and contacts throughout the industry will provide you with an opportunity to provide the financing as part of the producer's post-production budget. Describe the relationships and contacts to provide support for your belief. Similarly revise the last sentence of this paragraph regarding management's years of experience analyzing and evaluating collateral to clarify that it is based solely upon your belief and provide support.

27. Refer to the forth paragraph on page 18. Please revise to disclose the existing funding sources that are in discussions with Empire to raise funds and the current state of negotiations. Discuss the types of funds and the terms, if known.

Market and Marketing, page 18

28. Refer to the first sentence of the second paragraph under this heading. Provide support for your belief that much of the company's initial business will come from various post-production companies or revise to indicate that it is based solely upon your belief.

Our Competitive Strengths, page 19

29. Revise to disclose, if true, that your management team currently consists of only three executives, none of whom are devoting their full time to the management of

the business. Describe the "established relationships" with consultants possessing "significant experience" or delete this disclosure.

Employees, page 19

30. We note that neither Mr. Dunn, the president nor any other officer receives a salary or benefits in any form. Please note that all costs of doing business should be reflected in the historical financial statements. In this regard, please revise your financial statements to comply with the requirements outlined in SAB Topic 1:B:1.

Market For Common Equity And Related Shareholder Matters, page 20

31. Set forth the approximate number of holders of your common equity as of the latest practicable date.

Plan of Operation, page 21

32. Revise significantly to discuss the specific steps you intend to take over the next 12 months to develop your business. In particular, describe each step and the anticipated timeline to complete that step, as well as expected capital needed and expected capital sources. Provide this disclosure for each step needed to become fully operational and through revenue generation.

Liquidity, page 22

33. Please disclose the approximate amount of funds that you will need to raise for the next six months and until you achieve profitability, and your monthly "burn rate."

34. Refer to the forth to last paragraph on page 22. Please advise use whether Mr. Dunn has entered into a binding agreement with the company to provide a non-secured loan to the company. File any such agreement with your next amendment. If no such agreement exists, please so state and disclose that there is no guarantee Mr. Dunn will provide funds to the company in the future.

Management Biographies, page 24

35. Please delete the phrase "highly profitable years" from the second to last paragraph on page 24. We consider marketing language to be inappropriate in a disclosure document.

36. Refer to the first sentence of the last paragraph of Mr. Fink's biographical information. Please confirm to us that Empire was sold to Computershare Ltd. or revise. Also, please briefly describe Mr. Fink's business experience during the past five years, including his job title and the dates of his employment. Alternatively, disclose, if true, that Mr. Fink was retired during this time period.

Summary Compensation Table, page 26

37. Please provide us with legal analysis explaining why the shares of Empire's common stock that Mr. Dunn received should be reported in the "All Other Compensation" column instead of the "Stock Awards" column. Alternatively, revise your table.

Security Ownership of Certain Beneficial Owners and Management, page 27

38. Please update the information in the table as of the most recent practicable date.

Interests Of Management And Others In Certain Transactions, page 28

39. Please advise us why you believe that the demand note payable to Mr. Dunn does not constitute a transaction with a related person. Alternatively, revise to provide the disclosure required by Item 404 of Regulation S-K.

Note 2. Summary of Significant Accounting Policies, page F-7

40. Under "Organization and Nature of Operations", you indicate that your services are offered on a collateralized-deferred basis to producers and owners of feature films; television movies, specials and series; short subjects and documentaries. Please tell us, and revise your notes to the consolidated financial statements to include your policy for revenue recognition (which you indicate under "Satisfaction of our Cash Obligations for the Next Twelve Months" is expected to happen in the next twelve months). Your disclosure should address how revenue will be recognized in connection with the services on a "collateralized-deferred basis" and the applicable accounting literature. As part of your response and revise disclosure, please expand upon the nature and meaning of services being offered on a collateralized-deferred basis. We may have further comment upon reviewing your response.

41. We note your disclosure regarding property & equipment that consists solely of computer equipment and software. We also note that this equipment was purchased from Mr. Dunn, the company's President, in exchange for a note payable due on demand. Please tell us and expand your disclosure to indicate the basis used to value the equipment of $15,408. Also, as part of your response

please tell us how you considered the guidance outlined in SAB Topic 5G in determining the appropriate costs basis for recording the computer and software equipment within your financial statements. Please note in most circumstances, transfers of nonmonetary assets for stock or other consideration of the Company prior to an initial public offering are recorded at predecessor cost as determined by GAAP. Refer to the guidance in Topic 5-G of the Staff Accounting Bulletins.

42. In light of the materiality of the consulting fees expense to your financial statements, please add disclosure to indicate the nature and valuation of these consulting services, and related stock issuances, similar to your discussion under Item 15- Recent Sales of Unregistered Securities, but with more detailed disclosure, regarding the valuation of these shares and whether they were based on the fair value of services rendered.

Note Payable to Shareholder, page F-9

43. Pursuant to ASC 820, please provide disclosure regarding the fair value of the note payable assuming it is due within one year as it is due on demand.

44. In addition, related party disclosures are required in the financial statements under ASC Topic 850. We noted under "Description of Property" that you are using the offices of a company affiliated with Mr. Dunn, the company's president. Please revise this disclosure to encompass all related party transactions in the financial statements, such as those pertaining to free rent or any other arrangement that may have not been an arms length transaction, and to provide disclosures pursuant to ASC 850. You may also refer to SAB Topic 5T.

Part II – Information Not Required In This Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

45. Please revise to briefly describe the services rendered to Empire by Mr. Fink, Mr. Jackson, Mr. Pao and Mr. Barnett.

Item 16. Exhibits, page II-2

46. Provide a currently dated consent from the independent public accountant in the amendment.

Item 17. Undertakings, page II-2

47. Please revise to provide the undertaking required by Item 512(a)(6) of Regulation S-K.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jean Yu at (202) 551-3305 or Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda L. Ravitz
Branch Chief - Legal

cc: William B. Barnett
        Fax: (818) 999-6922